Contact

www.linkedin.com/in/katebrodock
(LinkedIn)
www.katebrodock.com (Personal)
women2.com (Company)
wrule.vc (Company)

Top Skills

Strategy
Entrepreneurship
Venture Capital

Languages

French

Honors-Awards

40 Under 40

Publications

Financial Know-how Is Important
For Both Personal And Professional
Success

Equality is Great, But What About
The Real Benefits of Women in
Technology

Location Apps: 4 Privacy Settings
You Need to Know

Three Reasons Pinterest is All the
Buzz

Rules for Hiring a Startup That
Believes in Your Brand

Kate Brodock

CEO of Switch & General Partner of W Fund || Changing the faces of
founders and investors.
Cazenovia, New York, United States

Summary

Kate is Founding Partner of W Fund, a VC investing in women-
led tech start ups (want to talk about investing with us?) and CEO
of SWITCH, a global ecosystem shaping the future of our global
innovation economy, and focused on gender and representation in
entrepreneurship.

She's lived in the tech startup world for almost 20 years, and
has played an active leadership role in the women in tech and
entrepreneurship ecosystem for 15 of them, having led a global, 60+
chapter organization focused on the issue as President for several
years prior to coming to SWITCH (formerly Women 2.0) in 2016.

The two-decade combination of her operational experience in
startups and her deep expertise on and central commitment to
gender and representation in the ecosystem has positioned her
as a expert and leader on the creation and development of a more
equitable future for our innovation economy.

She's also an EIR at LaunchNY, and a long-time mentor for
Techstars. She's held prior roles as CMO of untapt, an AI-driven
tech talent marketplace based in NYC, COO of Atribute, an EdTech
startup, and Adjunct Professor in PR and Marketing at at Syracuse
University.

Kate has keynoted, spoken at and been featured in 100s of places,
including SXSW, Collision Conference, Fast Company, Fifteen
Seconds, UNLEASH, Microsoft, IBM, MSNBC, Techcrunch, IBT, the
BBC and Al Jazeera. She's authored a chapter in Digital Activism
Decoded, entitled "Economic and Social Factors: The Digital
(Activism) Divide), and has spent several years focused on issues
around digital activism, social mobilization and the use of digital tools
at all levels of society.

She holds BAs in Political Science and African American History from the University of Rochester, an MBA in Entrepreneurship and Marketing from Goizueta Business School at Emory University and an MA in International Relations from the Fletcher School at Tufts University.

When she's not doing all *that*, she's a very non-professional (but adventurous!) athlete, an equally as non-professional musician, can be found outdoors in any weather—skiing, biking, hiking, sailing —loves a good meal with bubbly, craft beer and good friends, hilariousness and life. Her husband is a startup-web-developer-turned-beer-guy and they live on a hops farm in Upstate New York with their two boys. She can be found on Twitter at @just_kate.

You can view her full speaking and media accomplishments at http://www.katebrodock.com

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Experience

W Fund
General Partner
September 2019 - Present (3 years 5 months)
The W Fund is a Venture Capital firm that invests in early stage, tech-enabled startups led by women and underrepresented founders. Talk to us about investing in our fund!

Switch
CEO
August 2016 - Present (6 years 6 months)
Switch, formerly Women 2.0, is building a future where our global innovation economy is built and run by founders, capital allocators and ecosystem players that are truly and fully representative of the challenges they're tackling, the solutions they're scaling, and the humans they're serving.

round21
Investor
January 2021 - Present (2 years 1 month)
Portland, Oregon, United States

Invested into an incredible founder who's pushing boundaries between the physical and the metaverse, and combining art, sports and NFTs.

Curastory
Board Member
March 2022 - Present (11 months)
New York, New York, United States

Haloo
Board Member
February 2022 - Present (1 year)
Hamilton, Ontario, Canada

Chief
Founding Member
October 2018 - Present (4 years 4 months)
Greater New York City Area

Emory University - Goizueta Business School
Entrepreneur In Residence
July 2021 - Present (1 year 7 months)
Atlanta, Georgia, United States

Techstars
Mentor
May 2012 - Present (10 years 9 months)
Greater New York City Area

Ongoing mentor for various Techstars cohorts, including most recently the Techstars Anywhere program.

Goal Five
Investor
January 2020 - Present (3 years 1 month)
San Francisco Bay Area

Direct investment into an incredible women-led apparel startup changing the way women athletes perform through clothes made for them.

EnrichHER
Investor
January 2020 - Present (3 years 1 month)
Atlanta, Georgia, United States

Investing directly into a platform that provides debt-based capital to women business owners - particularly women of color - while simultaneously changing the way loans are underwritten, both with a goal of opening up access to crucial startup capital for a traditionally underfunded group of business owners.

Launch NY
Entrepreneur In Residence
November 2018 - Present (4 years 3 months)

Fortunate to support Upstate NY startups as an advising entrepreneur through their three months of business growth in the Launch NY program.

Women Business Collaborative
Vice Chair
January 2020 - January 2021 (1 year 1 month)

Forbes Magazine
Contributor
January 2012 - January 2019 (7 years 1 month)

Contributor to Women in Tech blog

Talent Tech Labs
Mentor
January 2017 - December 2018 (2 years)
Greater New York City Area

I had the pleasure of mentoring the talent and career-focused portfolio companies at the Talent Tech Labs.

untapt
1 year 6 months

Chief Marketing Officer
July 2015 - December 2016 (1 year 6 months)

I directed the marketing, content, and branding for untapt. The marketing efforts, under my management, include candidate acquisition, member engagement, client outreach and sales support, content production, digital advertising, partnerships, company messaging, social media marketing, market role out, SEO/SEM, and coordinating with a third-party PR firm.

This position required significant strategic planning, an in-depth knowledge of core business functions, and played a central role in company success.

untapt is a talent marketplace that uses artificial intelligence to match technologists to their next position. This highly precise hiring platform is the foundation for its two core products – an external marketplace and an internal mobility environment – each enabling companies to create a workforce poised for the future and allowing candidates to find the perfect role.

Investor
June 2016 - June 2016 (1 month)
Greater New York City Area

Syracuse University - Martin J. Whitman School of Management
Adjunct Professor of Marketing
August 2015 - May 2016 (10 months)
Syracuse, New York Area

I had the pleasure of teaching Electronic Retailing and Marketing (that's basically digital marketing) to the undergraduate students.

S.I. Newhouse School of Public Communications at Syracuse University
2 years 10 months

Adjunct Professor of PR
August 2013 - May 2016 (2 years 10 months)
Syracuse, New York Area

I had the pleasure of teaching graduate and undergraduate level Public Relations students in Data and Analytics and Advanced PR Writing in a Digital Age.

Director
October 2013 - June 2014 (9 months)
Syracuse, New York Area

Director of the W2O Group Center for Social Commerce.

The W2O Group Center for Social Commerce was formed in November 2012 as a joint partnership between Newhouse and the W2O Group to focus on the emerging field of social commerce.

My role as Director involved getting the Center "off the ground" in its initial stages, creating a clear strategic plan that included priority programming, short- to long-term goal setting, budgeting, website creation, marketing, and student management, as well as cultivation of key industry contacts to create meaningful professional/educational relationships that would benefit the students of Newhouse.

Girls in Tech, Inc.
President
February 2008 - May 2015 (7 years 4 months)

Girls in Tech is a global non-profit focused on women in technology and entrepreneurship.

In my position, I lead and directed all aspects of our 50-chapter global network, including business strategy, marketing and communications, partnership and fundraising, as well as oversee our ~100 Managing Directors of our Chapters.

This position required a high level of strategic focus and extensive communications and management skills. I was able to use my strength in marketing and branding to ensure consistency of message, mission and activities throughout our large global network, and became well-adept at running a small team in a lean, efficient and strategic manner that makes best use of our limited resources.

My initial work with this organization was through starting the Boston Chapter in 2008 - the fourth Chapter in the organization's history.

Other Side Group
Founder & CEO
January 2008 - December 2014 (7 years)
Syracuse, New York Area

Other Side Group is an integrated marketing and communications firm with a sweet spot for writing and social media.

I founded OSG in Boston, MA upon graduation from Emory's Goizueta Business School. My role involved running all aspects of the business, initial client acquisition and client management, some level of client work for all clients, and management of the eventual 5-person team that OSG became.

Clients were mostly in the technology fields and ranged from large software firms, to high user volume mobile apps to small, 10-person UX shops.

Syracuse University
Executive Director of Digital and Social Media
June 2011 - October 2013 (2 years 5 months)

Lead the digital and social media marketing strategy of Syracuse University, alongside the team of marketing and communications professionals under the Chancellors Office.

My role included creation of the first strategic plan for use of digital and social media marketing at the university-level, oversight of each of the university's social media platforms, management of the social media team that ran said platforms, integration of social media into existing processes such as marketing, News Service, web development and PR, and data analysis and reporting.

I'm very proud to say that under my leadership, SU was highlighted numerous times as a social media leader in the higher education space, reaching top spots in industry lists and several feature highlights in major publications, in addition to ongoing speaker positions at both higher ed and general digital and social media conferences and professional development events.

Meta-Activism Project
Strategy Board and Director of Strategy & Communication
1901 - August 2012 (111 years)

The mission of the Meta-Activism Project (MAP) is to build human and informational infrastructure for the study of digital activism. The ultimate goal of these activities is to make digital activism a more effective means of achieving a transparent, democratic, and participatory global society.

My role was to lead this grassroots effort in it's audience outreach and communications efforts, to gain brand visibility and mission awareness.

Kris Tech Wire
Marketing
November 2009 - February 2011 (1 year 4 months)

Marketing at the family business.

TiE
Co-Chair, New Marketing SIG, Boston Chapter
October 2008 - September 2009 (1 year)

Led efforts in new media marketing techniques for the Special Interest Group of TiE Boston.

Bose Corporation

MBA Summer Intern
May 2007 - August 2007 (4 months)

Summer intern in the Home Entertainment Division working on product marketing.

Priority 5 Group
Senior Analyst, European Markets
February 2005 - September 2005 (8 months)
Cambridge, MA

CIP Training and Education software. As part of a startup, my primary focus was to increase visibility in the European Markets, while also handling many other operational aspects of the company.

Harvard University
Research Assistant
January 2003 - August 2005 (2 years 8 months)

Research Assistant for Ann Blair, MacArthur Professor of History of Science at Harvard University. Main focus was on History of the Book and Written Word.

Ignition Ventures
Marketing Research Associate
September 2003 - February 2005 (1 year 6 months)
Cambridge, MA

Ignition Ventures is a technology transfer firm that helps get new sciences and technologies off the bench and into the business world.

My role was to conduct market research for clients as we conducted due diligence, and then further support the partners as they brought clients through IP stages as they prepared for market entry.

Education

Emory University - Goizueta Business School
MBA, Entrepreneurship; Marketing · (2005 - 2008)

The Fletcher School at Tufts University
MA, Security Studies; Southwest Asia & Islamic Civilization · (2005 - 2008)

University of Rochester
BA, History, Political Science, International Relations, French · (1999 - 2003)